FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month July 2016 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

On July 7, 2016, the Registrant Announces Extends its Partnership with JA Mitsui to Drive its Recently Acquired San Antonio Fab Growth and Ramp-Up Plans

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 7, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Extends its Partnership with JA Mitsui to Drive its Recently
Acquired San Antonio Fab Growth and Ramp-Up Plans

San Antonio, Texas and MIGDAL HAEMEK, Israel – July 7, 2016 - TowerJazz, the global specialty foundry leader, today announced it has extended its long term global business partnership with JA Mitsui, a leading financial and banking institution, with whom the company has an established relationship in Japan through its TPSCo Japanese affiliate. The agreement provides the Company with up to $40 million of an asset based loan, which will carry annual interest of Libor+2.0%, mature between 2019 and 2022 and be used to support San Antonio fab growth and ramp-up plans, including cross qualification activities to address the Company’s excess customer demand in its other worldwide fabs.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiaries Jazz Semiconductor, Inc. and TowerJazz Texas Inc., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

About JA Mitsui.
JA Mitsui Leasing, Ltd., a Japanese financial institute with headquarters in Ginza, Chuo-ku, Tokyo, Japan, provides, together with its subsidiaries leasing, installment sales, financing, and other associated services in Japan and internationally. Its subsidiary, JA Mitsui Leasing Capital Corporation (JMCC), covers the entire United States, Canada, and Mexico from its base in New York, Chicago, and Atlanta, supporting customers in tasks ranging from opening industrial plants, factories, and production facilities to replacing sales and marketing office equipment. The company offers finance lease, operating lease, and lease with purchase options. It provides cross-border leasing for construction machinery, machine tools, molding machine, and other equipment from Japanese manufacturers and trading companies to end users abroad; and other services, including automobile lease and financing, ecology related services, real estate leasing, factoring services, and used equipment sales. For more information, please visit www.jamitsuilease.co.jp/en/profile.html.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz's business is included under the heading "Risk Factors" in Tower's most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. TowerJazz does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

CONTACTS:
Noit Levi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
Gavriel Frohwein | GK Investor Relations | (646) 688 3559 | towerjazz@gkir.com